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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

★ FEB 17 2022

Washington, DC

SEC FILE NUMBER
8-70565

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __11/13/20__ AND ENDING __12/31/21__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ONPEAK CAPITAL__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__448 BROOME STREET, 3RD FLOOR__
(No. and Street)

__NEW YORK__   __NY__   __10013__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Dennis Tsesarsky__   __917-645-2077__   __dt@onpeakcapital.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Brian W. Anson, CPA__
(Name – if individual, state last, first, and middle name)

__18455 Burbank Blvd. #404__   __Tarzana__   __CA__   __91356__
(Address)   (City)   (State)   (Zip Code)

__09/15/2005__   __2370__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Dennis Tsesarsky _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Onpeak Capital _____, as of December 31 _____, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Dennis Tsesarsky_

Title: Managing Director

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Members of Onpeak Capital LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Onpeak Capital LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Onpeak Capital LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Onpeak Capital LLC's management. My responsibility is to express an opinion on Onpeak Capital LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Onpeak Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Onpeak Capital LLC's auditor since 2021.

Tarzana, California

February 4, 2022

ONPEAK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets

Cash and cash equivalents	$2,510,256
Investments	6,474,513
Prepaid expenses	26,105
Other current assets	57,269
Due from related party	5,050,000
Fixed assets, net	2,895
Total assets	**$14,121,038**

Liabilities and Member's Equity

Liabilities

Accounts payable	$30,533
Accrued expenses	3,000
Total liabilities	**$33,533**

Member's equity	**$14,087,505**
Total liabilities and member's equity	**$14,121,038**

2

ONPEAK CAPITAL LLC
NOTES TO THE FINANCIAL STATEMENTS
FOURTEEN MONTHS ENDED DECEMBER 31, 2021

Note 1—Organization and nature of operations

Onpeak Capital LLC (the "Company") is a renewables investment banking firm engaged in mergers and acquisitions advisory, and private placement services. The Company was formed in April 2020 as a limited liability company in the State of Delaware. The Company became registered as a broker-dealer in November 2020 and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies and disclosures

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – Includes cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition. The Company places part of its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company may have amounts on deposit in excess of the insured limits.

Investments – The Company keeps for its own account part of its cash in liquid assets. The carrying amount represents fair value. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, takes place in the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair value of the Company's investments is measured as Level 2 in the amount of $6,474,513 as of December 31, 2021.

Fixed assets – Fixed assets are recorded at cost and depreciated over estimated useful life of three (3) years by a straight-line method. Purchases over $1,000 are capitalized. When items are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

ASC 606 revenue recognition – Revenue is measured based on a consideration specified in a contract with a customer. The Company's revenues are generated primarily through providing mergers and acquisitions advisory services. The

Company typically charges advisory fees paid upon signing or during an engagement, and transaction fees paid upon successful completion of transactions. The Company recognizes advisory fees in the period the service obligation is performed. Transaction fees are recognized if a transaction is completed.

Two customers represented approximately 90% of total revenues for the period. At December 31, 2021, the Company had no accounts receivable from customers.

Related party – At December 31, 2021 the Company was owed $5,050,000 by its member.

Leases – In February 2016, the FASB issued ASU No. 2016-02 on Leases (Topic 842). Under the guidance, lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company is not subject to this requirement because it did not have an office lease expense during the fourteen months ended December 31, 2021.

Income taxes – The Company is a single-member limited liability company and is treated as a disregarded entity for income tax purposes.

Other taxes – New York City imposes an unincorporated business tax ("UBT") on partnerships operating in New York City. The provision for the UBT is reflected under "Other taxes" in the Company's financials.

The Company is subject to audit by the taxing agencies for year ending December 31, 2020.

Note 3—Fixed assets

Fixed assets are summarized as follows:

Computer equipment	$5,788
Less: Accumulated depreciation	(2,892)
Fixed assets, net	**$2,895**

For the fourteen months ended December 31, 2021, depreciation expense totaled $2,892.

Note 4—Capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $2,476,723, which was $2,471,723 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness of $33,353 to net capital was 0.01 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 5—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6—Subsequent events

The Company has reviewed the results of operations from November 13, 2020 through February 4, 2022, the date financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.